Mail Stop 6010

      December 13, 2005

Tower Semiconductor USA
4300 Stevens Creek Blvd., Suite 175
San Jose, CA 95129
As Agent for Service of Tower Semiconductor Ltd.

      Re:	Tower Semiconductor Ltd.
	Amendment No. 5 on Form F-1 to Registration Statement on Form
F-
2
      Filed December 8, 2005
	File No. 333-126909

Dear Sir/Madam:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-2

Part II.
1. Please provide the information required by Item 701 of Regulation
S-K.

Exhibit 5.3
2. We reissue the comment. If you retain the language that the opinion is limited to the Federal income tax laws of the United States "as of the date hereof," either refile the opinion on the date you intend to go effective, dated as of the effective date, or revise the opinion to state explicitly that counsel has an obligation to update the opinion prior to the effective date of the Registration Statement and will do so upon the occurrence of the events stated in the fourth paragraph.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Thomas Dyer at (202) 551-3641 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3800 with any other questions.

      Sincerely,



								Peggy A. Fisher
								Assistant Director

cc (via fax):  	Sheldon Krause, Esq.
	Eilenberg & Krause LLP
	212.986.2399

Tower Semiconductor USA
As Agent for Service of Tower Semiconductor Ltd.
December 13, 2005
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